

KAWS (b. 1974)



Brian Donnelly, also known as KAWS, has become a global phenomenon for his appropriation of pop culture iconography.

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Initial Offering Price

$666,000

Artist Market Appreciation

27.8%

Average Hammer Prices



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Market Risk-Adjusted Appreciation

KAWS	All Art	S&P 500
1.23	0.48	0.55

Investment Overview

Offering Circular		sec.gov/edgar
2021 Auction Sales	moderate	$31,355,615
Repeat Sales		view

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DEAL SHEET

WHY WE LIKE THIS PAINTING


KAWS

- Brian Donnelly, also known as KAWS, has become a global phenomenon for his appropriation of pop culture iconography.
- The Painting is a prime example of the artist's iconic character paintings executed on a shaped canvas, and specifically depicts CHUM, the artist's reinterpretation of the Michelin Man.
- The recognizable CHUM character has appeared in several KAWS collaborations including a series of skate decks produced for Supreme in 2001, the artist's first limited edition sneaker collaboration with DC shoes in 2002, and a limited edition CHUM collectible released in anticipation of the artist's widely attended survey show at the Brooklyn Museum in 2021.
- The top auction records for CHUMs are led by *CHUM (KCB7)* (2012), which is larger than the Painting, and sold for $2,412,500 in November 2018, followed by *CHUM (KC07)* (2016), which is of similar size to the Painting, and sold for $855,000 in November 2019.
- Our acquisitions team has been offered over 90 examples of work by KAWS from around the world, some of which are priced in excess of $2 million. Of these 90 works, we have carefully selected five to be offered on the Masterworks platform.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$31,355,615	1469

KAWS

b. 1974, NEW JERSEY



$666,000

INITIAL OFFERING

27.8%

ARTIST MARKET APPRECIATION[1]

Acrylic on canvas | 60 × 49 in. (152 × 124 cm.)

Brian Donnelly, also known as KAWS, has become a global phenomenon for his appropriation of pop culture iconography.

The Painting is a prime example of the artist's iconic character paintings, executed on a shaped canvas, which depicts CHUM, the artist's reinterpretation of the Michelin Man. The Michelin Man, whose real name is Bibendum, is recognizable for his jovial smile and tiered plump body, a playful nod to Michelin tires. KAWS has reimagined this figure from popular culture by adding his hallmark crossbone skull and X-form eyes. In the Painting, CHUM is presented from the side, posed in an active position that radiates energy and movement. CHUM remains one of KAWS' more recognizable characters, and is often featured in exhibitions and collaborations. The character was memorialized in a series of skate decks produced for Supreme in 2001 and was also selected for the artist's first limited edition sneaker collaboration with DC Shoes in 2002. In 2020, KAWS released a limited edition CHUM collectible titled *WHAT PARTY* in anticipation of the artist's survey show of the same name, which opened at the Brooklyn Museum and ran from February 26 to September 5, 2021. A large-scale version of *WHAT PARTY* was also featured in the exhibition. As of June 28, 2022, the top auction records for CHUMs are led by *CHUM (KCB7)* (2012), which is larger than the Painting, sold for $2.4 million at Christie's New York, on November 15, 2018, followed by , *CHUM (KC07)* (2016), which is of similar size to the Painting, and sold for $855,000 at Christie's, New York, on November 14, 2019. The Painting's subject, format, and scale make it a commercial and desirable work by KAWS.

KAWS follows a tradition inherited from the first generation of New York street artists, including Jean-Michel Basquiat and Keith Haring, whose inimitable style helped them transition from street art to auction mainstays and household names. In the last three years, the art market has taken notice of popular culture and demand for KAWS' work has grown on a global scale. From 2008 to 2019, the artist was represented by Perrotin gallery, who mounted nine solo exhibitions across their international locations during this time. The artist has also been the subject of several institutional shows, including a 2003 exhibition titled "Original Fake," which took place at the BAPE Gallery in Tokyo, "KAWS: DOWN TIME" at the High Museum of Art in Atlanta, GA and the 2020 collaboration with Acute Art titled "EXPANDED HOLIDAY," a two week long exhibition which originally took place simultaneously in twelve major cities across the world. A retrospective of the artist's work was mounted at the National Gallery of Victoria in Melbourne Australia in 2019 through 2020, and in 2021 the Brooklyn Museum presented the aforementioned exhibition "KAWS: WHAT PARTY," a comprehensive survey show featuring over 100 works by the artist. As of June 29, 2022, the top auction records for KAWS are led by *THE KAWS ALBUM* (2005), which sold at Sotheby's Hong Kong for $14,772,676 on April 1, 2019, followed by *UNTITLED (KIMPSONS #1)* (2004), which sold at Sotheby's Hong Kong for $7,378,854 on October 6, 2019, and *THE WALK HOME* (2012), which sold at Phillips New York for $5,955,000 on May 16, 2019.

AS OF JUNE 29, 2022, THE TOP AUCTION RECORDS FOR WORKS BY KAWS ARE LED BY *THE KAWS ALBUM* (2005), WHICH SOLD FOR $14,772,676 AT SOTHEBY'S HONG KONG ON APRIL 1, 2019, FOLLOWED BY *UNTITLED (KIMPSONS #1)* (2004), WHICH SOLD AT SOTHEBY'S HONG KONG FOR $7,378,854 ON OCTOBER 6, 2019, AND *THE WALK HOME* (2012), WHICH SOLD FOR $5,955,000 AT PHILLIPS NEW YORK ON MAY 16, 2019.

AVERAGE HAMMER PRICES[2,3]


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Brooklyn-based artist Brian Donnelly, better known by the pseudonym KAWS, was born in 1974 in Jersey City, New Jersey. In elementary school, he became interested in graffiti and took to copying imagery on paper, soon adopting the name 'KAWS' as his moniker. In the early 1990s, Donnelly moved to New York City and developed his now iconic Graffiti style. Around this time, KAWS began to modify advertisements in the city's phone booths and bus shelters, replacing the faces of fashion models with his signature characters. KAWS received a BFA from the School of Visual Arts (SVA) in 1996, after which he began work as a freelance artist for Disney where he created animated background imagery for film and television. In the late 1990s, Donnelly began producing limited-edition cast vinyl toys based on his oeuvre of created characters. One of the early iterations of Donnelly's recurring motifs is Companion, an altered version of the iconic Mickey Mouse character, which was first produced in 1999 as a limited edition of 1,500 toys in collaboration with Japanese streetwear brand Bounty Hunter. Companions and subsequent other toy-versions of the artist's characters have amassed international popularity and collaborations with other artists and brands, including Medicom Toy, A Bathing Ape, Supreme, Nike and Comme des Garçons followed.







IMPORTANT DISCLOSURES

1. Rising auction market prices for KAWS' paintings: 27.8% CAGR in average prices from the year ending December 31, 2017 to the year ending December 31, 2021.Based on publicly available auction records as tracked by third-party data sources. Shown as hammer price, excluding buyer's premium. Excludes any sales tax, VAT or artist resale rights.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart includes a summary of total auction sales and average hammer prices for paintings by KAWS based on public records as tracked by third-party data sources. Between the year ending December 31, 2017 and the year ending December 31, 2021, 268 paintings by KAWS were sold at auction for a total of $115,681,218 million. From the year ending December 31, 2017 to the year ending December 31, 2021, total auction sales, excluding buyer's premium, have increased by 32.1% annually on average and average hammer prices increased by 27.8% annually on average. This analysis does not include works on paper, prints, editions, multiples or any non-unique works of art by the artist. This analysis also excludes artworks that went "unsold" or were "bought-in" at auction as a result of not meeting the seller's reserve price. For the purposes of the chart, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date per third-party data sources. Though we believe this to be a comprehensive list of public auction sales, no definitive object-oriented database is known to Masterworks, and therefore, despite our best efforts the list of objects may be incomplete.

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